UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 24, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

9
Harmony Gold Mining Company Limited
(Registration number: 1950/038232/06)
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the “Company”)

Not for distribution in the United States, Canada, Australia or Japan

THIS ANNOUNCEMENT (“ANNOUNCEMENT”) IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE REPUBLIC OF SOUTH AFRICA OR THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD REQUIRE APPROVAL OF LOCAL AUTHORITIES OR OTHERWISE BE UNLAWFUL (EACH, A “RESTRICTED JURISDICTION”). THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES OF AMERICA, INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE “UNITED STATES”), CANADA, AUSTRALIA OR JAPAN, OR IN ANY RESTRICTED JURISDICTION. PLEASE SEE THE “IMPORTANT NOTICE” SECTION AT THE END OF THIS ANNOUNCEMENT.

PROPOSED PLACING OF NEW ORDINARY SHARES

Harmony Gold Mining Company Limited (“Harmony” or the “Company”) announces its intention to conduct a placing of authorised but unissued ordinary shares in the Company (the “Placing Shares”) (pursuant to a general authority to issue ordinary shares for cash) to qualifying investors who have agreed to subscribe therefor (the “Placing”) to raise approximately US$200 million (ZAR 3.466 billion) of gross subscription proceeds (the "Proceeds"). The Placing is being executed in terms of the authorities granted at the extraordinary general meeting of the shareholders of the Company held on 11 June 2020.
The Placing is being conducted through an accelerated bookbuilding process (the “Bookbuild”) which will be launched immediately following the release of this Announcement.
Use of proceeds
As announced on 12 February 2020, Harmony has entered into a definitive agreement with AngloGold Ashanti Limited (“AngloGold Ashanti”) to acquire AngloGold Ashanti’s South African assets Mponeng and Mine Waste Solutions (the “Acquisition”). If the last of the conditions precedent to the Acquisition is fulfilled on or before the 20th calendar day in any calendar month, then the Acquisition will become effective and closing will take place on the last business day of that month. If the last of the conditions precedent is fulfilled after the 20th calendar day in any month, then the Acquisition will become effective and closing will take place on the last business day of the following month. The only remaining condition precedent is to secure Section 11 approval from the Department of Mineral Resources and Energy.
The Proceeds will be used by the Company in order to discharge part of the initial acquisition consideration which becomes payable on the closing date of the Acquisition.

Details of the Placing
The Placing will be conducted through the Bookbuild and the book will open with immediate effect following the release of this Announcement. J.P. Morgan Securities plc is acting as Sole Global Coordinator and Joint Bookrunner (the “Sole Global Coordinator”) and Absa Bank Limited (acting through its Corporate and Investment Banking division) is acting as Joint Bookrunner (together with J.P. Morgan, the “Joint Bookrunners”) in connection with the Placing.
The Placing will be carried out through a general authority to issue ordinary shares for cash, subject to the restrictions set out in the Listings Requirements of the JSE Limited (“JSE Listings Requirements”).
The Bookbuild is being offered to qualifying investors only (as set out in greater detail under “Important Notice” below) and is not an offer to the public in any jurisdiction.
The price per ordinary share at which the Placing Shares are to be placed (the “Placing Price”) will be determined at the close of the Bookbuild. The timing of the closing of the Bookbuild, the Placing Price and allocations are at the discretion of Harmony and the Joint Bookrunners. Details of the number of Placing Shares and the Placing Price will be announced as soon as practicable following the closing of the Bookbuild. It is expected that listing and trading (the "Admission") of the Placing Shares on the JSE will commence on or around 25 June 2020 (or such later date as may be agreed between the Company and the Joint Bookrunners) and that dealings in the Placing Shares will commence at the same time. The Placing is conditional upon, amongst other things, the Admission becoming effective and the agreement between the Company and the Joint Bookrunners in respect of the Placing not being terminated in accordance with its terms prior to the Admission. The Placing is not conditional on the conditions precedent to the Acquisition being fulfilled.
The Placing Shares, when issued, will rank pari passu in all respects with the existing Harmony ordinary shares, including the right to receive all dividends and other distributions declared, made or paid after the date of issue of the Placing Shares.
Harmony has agreed, subject to certain exclusions, to a lock-up of 90 days from settlement of the Placing.

Update on Harmony’s operations and balance sheet
Harmony’s swift and decisive COVID-19 mitigating measures, combined with a supportive gold price environment, have supported the Company’s viability and the livelihoods of many stakeholders dependent on the Company.
The build-up of the Company’s South African underground mines to the permitted 50% of labour capacity from mid-April 2020 through May 2020 resulted in an increase in gold sales from the South African operations from approximately 1 tonne in April 2020 to approximately 1.7 tonnes in May 2020. The Hidden Valley mine in Papua New Guinea continued to operate at close to normal levels during this period. Management is expecting a return to 100% of production by mid-July 2020, assuming no further negative impacts due to COVID-19 lockdown provisions.
The Company’s net debt position through May 2020 increased by approximately R400 million (approximately US$28 million) from the R5.0 billion (US$280 million) reported at the end of March 2020 to R5.4 billion (US$308 million) at the end of May 2020.
Harmony has engaged and reached agreement with its lenders that the Tangible Net Worth to Net Debt covenant would be relaxed and maintained at above two times (from four times previously) until December 2020. The Company continues to comply with all debt covenants.
The impact of COVID-19 on Harmony’s employees continues to be rigorously managed through application of both the Company’s Standard Operating Procedure and the regulated Code of Practice.

Notes
The US dollar to South African rand exchange rate used in this Announcement is ZAR17.33/US$ as at 16:00 South African time on 24 June 2020.

Johannesburg
24 June 2020

For further information, please contact:
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27 (0) 82 759 1775 (mobile)

Financial adviser to the Company: Rothschild & Co. South Africa
JSE Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Sole Global Coordinator: J.P. Morgan Securities plc
Joint Bookrunners: J.P. Morgan Securities plc and Absa Bank Limited (acting through its Corporate and Investment Banking division)
South African legal counsel to the Company: Edward Nathan Sonnenbergs Inc.
U.S and U.K. legal counsel to the Company: Hogan Lovells US LLP
U.S. and U.K. legal counsel to the Joint Bookrunners: Davis Polk & Wardwell London LLP
South African legal counsel to the Joint Bookrunners: Bowman Gilfillan Inc.
Important Notice
This Announcement is for information purposes only and shall not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the Republic of South Africa, the United States or in any other jurisdiction in which such offer or solicitation would require approval of local authorities or otherwise be unlawful (each, a “Restricted Jurisdiction”). This Announcement and the information contained herein is restricted and is not for publication or distribution, directly or indirectly, in whole or in part, in or into the United States, Canada, Australia or Japan, or in any other Restricted Jurisdiction. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.
The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, delivered or otherwise distributed absent registration, except in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering of the Placing Shares in the United States or in any other Restricted Jurisdiction.

THE PLACING SHARES ACQUIRED BY PERSONS OUTSIDE THE UNITED STATES MAY NOT BE OFFERED, SOLD, RESOLD, DELIVERED OR OTHERWISE DISTRIBUTED IN OR INTO THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED BY REGULATION S UNDER THE SECURITIES ACT) OR DEPOSITED INTO THE COMPANY’S AMERICAN DEPOSITARY RECEIPT (“ADR”) PROGRAM UNTIL A MINIMUM OF 40 DAYS AFTER THE SETTLEMENT OF THE PLACING AND THE COMPANY’S ADRs MAY NOT BE USED IN ANY HEDGING TRANSACTION THAT INCLUDES ANY PLACING SHARES AND BY ACQUIRING PLACING SHARES IN THE OFFERING FROM OUTSIDE THE UNITED STATES, YOU WILL BE DEEMED TO AGREE TO THE FOREGOING RESTRICTIONS.

The Company will instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any Placing Shares for deposit into the Company’s American Depositary Receipt Program in exchange for the issuance of ADRs evidencing Harmony’s American Depositary Shares for 40 days after settlement of the Placing.

Any offer, sale, resale, delivery or other distribution of the Placing Shares within the United States during this 40-day period by any dealer (whether or not participating in the Placing) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to an exemption from, on in a transaction not subject to, the registration requirements of the Securities Act.

In South Africa, the Placing will only be made by way of separate private placements to: (i) selected persons falling within one of the specified categories listed in section 96(1)(a) of the South African Companies Act); and (ii) selected persons, acting as principal, acquiring Placing Shares for a total contemplated acquisition cost of R1,000,000 or more, as contemplated in section 96(1)(b) of the South African Companies Act ("South African Qualifying Investors"). This Announcement is only being made available to such South African Qualifying Investors. Accordingly: (i) the Placing is not an “offer to the public” as contemplated in the South African Companies Act; (ii) this Announcement does not, nor does it intend to, constitute a “registered prospectus” or an “advertisement”, as contemplated by the South African Companies Act; and (iii) no prospectus has been filed with the South African Companies and Intellectual Property Commission ("CIPC") in respect of the Placing. As a result, this Announcement does not comply with the substance and form requirements for a prospectus set out in the South African Companies Act and the South African Companies Regulations of 2011, and has not been approved by, and/or registered with, the CIPC, or any other South African authority.

The information contained in this Announcement constitutes factual information as contemplated in section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended ("FAIS Act") and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the Placing Shares or in relation to the business or future investments of the Company, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this Announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. The Company is not a financial services provider licensed as such under the FAIS Act.

No public offering of the Placing Shares is being made in the United Kingdom. In the United Kingdom, all offers of the Placing Shares will be made pursuant to an exemption under the Prospectus Regulation (as defined below) from the requirement to produce a prospectus. No prospectus will be made available in connection with the Placing and no such prospectus is required to be published in accordance with the Prospectus Regulation.

This Announcement is for information purposes only and is directed only at, and communicated to, persons (a) in Member States of the European Economic Area who are qualified investors (“Qualified Investors”) within the meaning of article 2(1)(e) of the EU Prospectus Regulation (which means Regulation (EU) 2017/1129, as amended) (the “Prospectus Regulation”) and (b) in the United Kingdom who are Qualified Investors and (i) investment professionals falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order or (iii) other persons to whom they may lawfully be communicated, (each such persons being referred to as “Relevant Persons”). In Member States of the European Economic Area, this Announcement must not be acted on or relied on by persons who are not Relevant Persons. Persons distributing this Announcement must satisfy themselves that it is lawful to do so. Any investment or investment activity to which this Announcement relates is available only in a Member State of the European Economic Area or the United Kingdom to Relevant Persons and will be engaged in only with Relevant Persons.
This Announcement has been issued by, and is the sole responsibility of, the Company. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by J.P. Morgan Securities plc and Absa Bank Limited, acting through its Corporate and Investment Banking division, or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

Each Joint Bookrunner and its respective affiliates are acting solely for the Company and no one else in connection with the Placing and will not be responsible to anyone other than the Company for providing the protections afforded to its clients nor for providing advice in relation to the Placing and/or any other matter referred to in this Announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on each Joint Bookrunner or its affiliates by its respective regulatory regimes, neither any Joint Bookrunner nor any of its respective affiliates accepts any responsibility whatsoever for the contents of the information contained in this Announcement or for any other statement made or purported to be made by or on behalf of any Joint Bookrunner or any of its respective affiliates in connection with the Company, the Placing Shares or the Placing. Each Joint Bookrunner and each of its respective affiliates accordingly disclaim all and any responsibility and liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above) in respect of any statements or other information contained in this Announcement and no representation or warranty, express or implied, is made by each Joint Bookrunner or any of its respective affiliates as to the accuracy, completeness or sufficiency of the information contained in this Announcement.

The distribution of this Announcement and the offering of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or any Joint Bookrunner that would permit an offering of such shares or possession or distribution of this Announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this Announcement comes are required by the Company and the Joint Bookrunners to inform themselves about, and to observe, such restrictions.

This Announcement contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the Securities

Act with respect to the Company’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “would”, “should”, “could”, “estimates”, “forecast”, “predict”, “continue” or similar expressions or the negative thereof.

Any forward-looking statements, including, among others, those relating to the Company’s future business prospects, revenues and income, wherever they may occur in this Announcement, are necessarily estimates reflecting the best judgment of the Company’s senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, you should not place undue reliance on forward-looking statements as a prediction of actual results. Statements contained in this Announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. No statement in this Announcement is or is intended to be a profit forecast or profit estimate or to imply that the earnings of the Company for the current or future financial years will necessarily match or exceed the historical or published earnings of the Company.

The information contained in this Announcement is subject to change without notice and, except as required by applicable law, the Company and each Joint Bookrunner do not assume any responsibility or obligation to update publicly or review any of the forward-looking statements contained in it and nor do they intend to.

This Announcement does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the Placing Shares. Any investment decision to acquire Placing Shares in the Placing must be made solely on the basis of publicly available information, which has not been independently verified by any Joint Bookrunner.

The information in this Announcement may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution, reproduction or disclosure of this information in whole or in part is unauthorised. Failure to comply with this directive may result in a violation of the Securities Act or the applicable laws of other jurisdictions.

This Announcement does not represent the announcement of a definitive agreement to proceed with the Placing and, accordingly, there can be no certainty that the Placing will proceed. Harmony reserves the right not to proceed with the Placing or to vary any terms of the Placing in any way.

The Placing Shares to be issued pursuant to the Placing will not be admitted to trading on any stock exchange other than the Johannesburg Stock Exchange.

Persons who are invited to and who choose to participate in the Placing by making an offer to take up Placing Shares, will be deemed to have read and understood this Announcement in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained herein. Each such placee represents, warrants and acknowledges that it is a person eligible to purchase or subscribe for the Placing Shares in compliance with the restrictions set forth herein and applicable laws and regulations in its home jurisdiction and in the jurisdiction (if different) in which it is physically resident. Unless otherwise agreed in writing, each placee represents, warrants and acknowledges that it is (a) not located in, a resident of, or physically present in, the United States, Canada, Australia, Japan or any Restricted Jurisdiction and it is not acting on behalf of someone who is located in, a resident of, or physically present in, the United States, Canada, Australia, Japan or any Restricted Jurisdiction and (b) not a U.S. person (as that term is defined in Regulation S under the Securities Act).

Information to Distributors
Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that such securities are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the Joint Bookrunners will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Placing Shares.

Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

NOTWITHSTANDING ANYTHING IN THE FOREGOING, NO PUBLIC OFFERING OF THE PLACING SHARES IS BEING MADE BY ANY PERSON ANYWHERE AND THE COMPANY HAS NOT AUTHORISED OR CONSENTED TO ANY SUCH OFFERING IN RELATION TO THE PLACING SHARES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 24, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director